

November 27, 2023

Michael McClelland
Chief Financial Officer
AUGUSTA GOLD CORPORATION
Suite 555 - 999 Canada Place
Vancouver, BC, Canada V6C 3E1

> **Re: AUGUSTA GOLD CORPORATION**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 16, 2023**
> **File No. 000-54653**

Dear Michael McClelland:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K

Mineral Resources Estimates, page 18

1. Please modify your filing and include the cutoff grade with your resource disclosures, define the cutoff grade as either a marginal/incremental cutoff grade or breakeven cutoff grade and explain, with particularity, your reasons for using the selected commodity price, including any material assumptions used to make this selection. See Items 1302(d)(2) and 1304(d) of Regulation S-K.

Exhibit Index, page 52

2. Please modify your filing and list your applicable technical reports in the Exhibit Index.

Exhibit 96.1 - Bullfrog
Data Verification, Chapter 9, page E-9

3. Please modify your filing and provide the qualified person's opinion regarding the adequacy of the data and verification procedures for the purposes of the technical report

Michael McClelland
AUGUSTA GOLD CORPORATION
November 27, 2023
Page 2

summary as required the by Item 601(b)(96)(iii)(b)(9)(iii) of Regulation S-K.

Exhibits 96.1 Bullfrog and 99.1 Reward
Mineral Processing and Metallurgical Testing, Chapter 10, page E-10

4.   Please modify your filing and include the QP's opinion on the adequacy of the metallurgical data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Exhibits 96.1 Bullfrog and 99.1 Reward
Mineral Resource Estimates, Chapter 11, page E-11

5.   Please modify your filing and explain with particularity, your reasons for using the selected commodity price, including the material assumptions underlying this selection. See Item 1302(d)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation